Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Issue of Equity and Resulting Total Voting Rights. Update on AIM cancellation and migration to Nasdaq.

London, New York, 24 April 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (the “Company” or “Tiziana”), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, today announces that it has allotted and issued a total of 6,118,797 ordinary shares of 3 pence each (“Ordinary Shares”) credited as fully paid in respect of (i) the conversion of £1,595,322 in face value of its outstanding convertible notes at a conversion price of 42 pence per share (including accrued interest of 16 per cent.); and (ii) the exercise of 1,712,672 warrants at a price of 35 pence per share, yielding £599,435.20 in cash proceeds for the Company and retiring £1,595,322 of indebtedness.

Application has been made for the 6,118,797 new Ordinary Shares to be admitted to trading on AIM (“Admission”), and dealings are expected to commence on or around 30 April 2020. The new Ordinary Shares will rank pari passu with the Company’s existing Ordinary Shares.

Total Voting Rights

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares and that following the issue of the Ordinary Shares to be issued in connection with the conversion of the loan notes and the exercise of the warrants, the total number of Ordinary Shares in issue is 160,516,883. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 160,516,883 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

Update on migration to Bermuda and AIM delisting

Due to the impact of the COVID-19 pandemic, and other factors, the Company’s plans to redomicile to Bermuda, cancel its ADR program and have its Bermuda common shares listed on Nasdaq have been delayed. The Company will provide further updates in due course when it has a better sense of timing.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

About Tiziana Life Sciences plc

Tiziana Life Sciences is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. We believe Foralumab is the only fully human anti-CD3 mAb in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as NASH, primary biliary cholangitis (PBS), ulcerative colitis, MS, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883